FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Zodiac Exploration Inc. ("Zodiac" or the "Company")

Suite 400, 1324 - 17th Avenue S.W.

Calgary, Alberta T2T 5S8

2.

Date of Material Change:

October 22, 2012

3.

News Release:

Press release issued on October 23, 2012 by Zodiac and disseminated through Filing Services Canada.

4.

Summary of Material Change:

Zodiac announced that it had signed a definitive farmout agreement ("Farmout Agreement") with Aera Energy LLC, a large California operator ("Aera"), whereby Aera acquired the right to earn a 50% interest in approximately 19,600 net acres of Zodiac lands located in Kings County, California (the "Farmout Lands").

5.

Full Description of Material Change:

Zodiac announced that it had signed the Farmout Agreement with Aera, whereby Aera acquired the right to earn a 50% interest in approximately 19,600 net acres of the Farmout Lands.

Under the terms of the Farmout Agreement, Aera will pay 100% of the cost of two vertical wells and two horizontal wells to be drilled on or adjacent to the Farmout Lands.  The agreement is comprised of two Phases:

The initial Phase 1 earning wells will be drilled on the northern portion of the Farmout Lands.  Aera will drill a vertical test well to an estimated depth of 14,800 feet to the Monterey and Kreyenhagen formations.  Following evaluation of the data obtained from the vertical well; a horizontal well will be drilled into one of the identified, prospective formations previously encountered, either as a sidetrack out of the existing wellbore or as a stand‐alone well.  Upon fulfilment of the drilling commitments in Phase1, Aera will earn a 50% interest in approximately 9,800 acres of the Farmout Lands.  Drilling in Phase 1 must commence no later than June 2013 under the terms of the Farmout Agreement, subject to regulatory approval and rig scheduling.

As a result of surface conditions and permitting efficiencies, the initial Phase 2 earning wells will be drilled on adjacent lands, which are controlled by Aera.  Aera will drill a vertical test well to either the Monterey or Kreyenhagen formations.  Following evaluation of the data obtained from the vertical well, a horizontal well will be drilled into one of several prospective targets, either as a sidetrack out of the existing wellbore or as a stand‐alone well.  Upon fulfillment of the drilling commitments in Phase 2, Aera will earn a 50% interest in approximately 9,800 net acres of the Farmout lands.  Drilling in Phase 2 is expected to commence no later than December 2013.  Zodiac will retain a carried working interest of 12.5% (before payout) and 25% (after payout) in the earning wells.  Upon Aera's fulfillment of its earning obligations under each Phase of the Farmout Agreement, Zodiac will have the right to retain either a 50% working interest or a 3% gross overriding royalty in the Farmout Lands.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.

Omitted Information:

N/A

8.

Executive Officer:

For further information, please contact

Murray Rodgers
President and Chief Executive Officer

Zodiac Exploration Inc.
Telephone: 403-450-7896

9.

Date of Report:

October 30, 2012

Forward-Looking Statements

This material change report contains certain forward‐looking statements and forward‐looking information (collectively referred to herein as "forward‐looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward‐looking statements. Forward‐looking statements typically contains words such as "anticipate", "believe", “confirms”, "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this material change report contains forward‐looking statements pertaining to the anticipation of the commencement of drilling by Aera of the vertical and horizontal wells under Phase 1 and Phase 2 of the Farmout Agreement and the potential elections to be made by Zodiac under the Farmout Agreements in respect of a working interest or overriding royalty interest.

Forward‐looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward‐looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward‐looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this material change report, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which Zodiac operates; the ability of Zodiac and Aera to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which Zodiac and Aera operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward‐looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward‐looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward‐looking information.